FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ANNOUNCEMENT OF THE SIGNING OF
A PRELIMINARY GO-AHEAD NOTE FOR THE SAN ISIDRO PLANT EXPANSION PROJECT AND
THE CONSTRUCTION OF THE PALMUCHO HYDROELECTRIC PLANT

(Santiago, Chile, June 1, 2005) – Endesa Chile (NYSE: EOC), announced today that the Board of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) agreed to the following at its ordinary meeting held on May 31, 2005:

To authorize the management of Empresa Nacional de Electricidad S.A. to sign a preliminary go-ahead note with Mitsubishi with respect to the San Isidro plant expansion project. This project, fully controlled by Endesa Chile, will have a combined-cycle 377 MW maximum capacity using liquefied natural gas (LNG) and is expected to start its commercial operation in open cycle by March 31, 2007. The combined-cycle operation would enter into commercial operation in February 2008.

A final go-ahead note has to be ratified by the board of Endesa Chile by December 31, 2005, once the availability of liquefied natural gas to Chile is known following the results of the international tender being arranged for this purpose.

The board also agreed to authorize the signing of a long-term (12-year) maintenance contract with Mitsubishi for the San Isidro plant expansion, which contract would only come into effect with the final go-ahead note and the start of the commercial operation in open cycle, i.e. March 31, 2007.

The board of Empresa Nacional de Electricidad S.A. also agreed to formally authorize the construction of the Palmucho hydroelectric plant, with a capacity of 32 MW, which will use the ecological flow of the Ralco plant, awarding the civil works contract (CPL-20 “Open-cast and underground excavations”) to Salfa Ingeniería y Construcción S.A. This project has been entered by the company into the Clean Development Mechanism circuit, being one of the flexibility mechanisms of the Kyoto Protocol.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: June 1, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager